SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock MuniYield Pennsylvania Quality Fund N-14 Registration Statement

Dear Mr. Ganley:

We received your oral comments on January 12, 2015 to both the Combined Proxy Statement/Prospectus on Form N-14 (“Combined Proxy Statement/Prospectus”) filed on December 11, 2014 (Nos. 333-200862 and 811-07136) (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) regarding the reorganization (“Reorganization”) of The BlackRock Pennsylvania Strategic Municipal Trust (“BPS”) into BlackRock MuniYield Pennsylvania Quality Fund (“MPA”, and together with BPS, the “Funds”) and the preliminary proxy statement of the Funds filed on December 11, 2014 regarding the Reorganization (the “Proxy Statement”). MPA after the consummation of the Reorganization is referred to herein as the Combined Fund.

The Funds have considered your comments, and have authorized us to make the responses and changes discussed below to both the Combined Proxy Statement/Prospectus and the definitive version of the Proxy Statement to be filed on or about January 23, 2015 (the “Definitive Proxy Statement”), as applicable, on the Funds’ behalf. These changes have been reflected in Pre-Effective Amendment No. 1 to the

Securities and Exchange Commission

January 21, 2015

Registration Statement, which accompanies this letter, and the Definitive Proxy Statement. All changes were conformed throughout the Registration Statement and the Definitive Proxy Statement, where applicable.

For ease of reference, we have included your comments below followed by our responses. All capitalized terms not defined herein are defined in the Registration Statement or the Definitive Proxy Statement, as applicable. All page numbers referenced in this letter are page numbers in the Registration Statement as filed on December 11, 2014.

Comments

Comment 1: Questions and Answer on page Q&A-1

In the second paragraph under the heading of “Why has each Fund’s Board recommended these proposals?,” please reformat the list of potential benefits to common shareholders into a bullet point format.

Response: The list of potential benefits has been reformatted into a bullet point format and conforming changes have also been made elsewhere in the document.

Comment 2: Questions and Answer on page Q&A-2

In the first paragraph under the heading of “How will the Reorganization affect the fees and expenses of the Funds?,” please delete the reference to “applicable fee waivers” from the definition of “Total Expenses” since it does not appear that any of the Funds are subject to any fee waivers.

Response: The reference to “applicable fee waivers” has been deleted from the definition of “Total Expenses” and conforming changes have also been made elsewhere in the document.

Comment 3: Questions and Answer on page Q&A-5

Under the heading of “How similar are the Funds?,” please consider adding disclosure stating in effect that MPA has a more flexible investment policy than BPS with respect to below investment grade securities, although it currently does not invest or intend to invest in below investment grade securities.

Securities and Exchange Commission

January 21, 2015

Response: The following disclosure has been included wherever we compare the investment policies of the Funds with respect to investment grade securities:

Although the Acquiring Fund’s investment policy with respect to below investment grade securities may be more flexible than the investment policy of the Target Fund with respect to below investment grade securities, the Acquiring Fund currently does not intend to invest in below-investment grade securities; except, that, the Acquiring Fund may acquire a de minimis amount of below-investment grade securities from the Target Fund upon the consummation of the Reorganization. The Acquiring Fund may continue to hold such below-investment grade securities in its portfolio after the consummation of the Reorganization.

Comment 4: Expense Table for Common Shareholders on page 9

Please remove references to footnote (f) from the expense table since there is no footnote (f) in the notes to the expense table.

Response: References to footnote (f) has been removed or changed to footnote (e).

Comment 5: Financial Highlights on page 83 and Financial Statements on page S-37

Please update the financial highlights table and financial statements of BPS to reflect information as of the six-month period ended October 31, 2014.

Response: The financial highlights table of BPS has been updated to include the six month period ended October 31, 2014 and BPS’s financial statements for the six-month period ended October 31, 2014 have been incorporated by reference.

Comment 6: Capitalization Table on Page 94 and Pro Forma Financial Statements on Page S-37

The pro forma net assets of the Combined Fund, the increase in the number of MPA common shares upon the completion of the Reorganization and the exchange rate used to calculate the number of MPA common shares issued in the Reorganization in the Capitalization Table do not match such numbers in the Pro Forma Financial Statements. Please explain why there is a difference in such numbers.

Response: The Fund has informed us that the numbers are different because the numbers in the Pro Forma Financial Statements reflect the distribution of undistributed net investment income, while the Capitalization Table does not reflect such distribution. The disclosure of such numbers in the Pro Forma Financial Statements have been revised to explain that such numbers reflect the distribution of undistributed net investment. Please see underlined disclosure below.

Securities and Exchange Commission

January 21, 2015

As of July 31, 2014, the net assets of (i) the Target Fund were $138,890,669 and (ii) the Acquiring Fund were $335,424,745. The net assets of the Combined Fund as of July 31, 2014 would have been $466,735,651 on a pro forma basis. In the Reorganization, the outstanding common shares of the Target Fund will be exchanged for newly issued common shares of the Acquiring Fund, par value $0.10 per share (“Acquiring Fund Common Shares”). The aggregate net asset value (not the market value) of Acquiring Fund Common Shares received by the shareholders of the Target Fund in the Reorganization will equal the aggregate net asset value (not the market value) of Target Fund common shares held by such shareholders immediately prior to such Reorganization, less the direct costs of such Reorganization and the distribution of undistributed net investment income, as applicable (although shareholders may receive cash for their fractional common shares). The amount of increased common shares of 8,797,556 was calculated based on net asset value of the Acquiring Fund Common Shares of $15.50 in exchange for common shares of the Target Fund.

In addition to the foregoing disclosure, each Fund’s undistributed net income as of July 31, 2014 has also been included in the Pro Forma Financial Statements. Please see disclosure below.

Undistributed Net Investment Income: If the Reorganization is approved by shareholders, then substantially all of the undistributed net investment income, if any, of each Fund is expected to be declared to such Fund’s common shareholders prior to the Closing Date. As of July 31, 2014, the amount of undistributed net investment income for each Fund was as follows:

Undistributed Net Investment Income
BPS	MPA
$343,000	$1,741,993

Securities and Exchange Commission

January 21, 2015

Comment 7: Part C: Other Information—Item 16. Exhibits

Under Exhibit 14, please revise the description of the consent of the independent registered public accountant to include both MPA and BPS.

Response: BPS has been added to the description of the consent of the independent registered public accountant.

Comment 8: General Comment.

Please explain why the issuance of additional MPA VRDP Shares in connection with the Reorganization is not being registered under the Securities Act of 1933.

Response: The Funds have informed us that the VRDP Shares of MPA to be issued in the Reorganization are being issued only to holders of VRDP Shares of BPS that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933) in accordance with the exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) of the Securities Act of 1933.

The Funds have also informed us that each Fund’s outstanding VRDP Shares are currently held by one shareholder. Please see “Shareholder Information” on page 98.

Comment 9: General Comment.

Please confirm that the common shareholders of MPA will not be voting on the Reorganization.

Response: The Funds confirm that MPA will not be soliciting the vote of its common shareholders with respect to the Reorganization.

Comment 10: General Comment.

The disclosure in the Combined Proxy Statement/Prospectus states that MPA may invest in credit default swap agreements. Please note that to the extent the Fund enters into a credit default swap agreement and does not intend to treat such swap agreement as a senior security under the 1940 Act, then it must segregate or designate assets to “cover” the notional amount of such swap.

Response: The Fund is mindful of the Commission’s position with respect to coverage requirements for derivative contracts, including credit default swap agreements.

Very truly yours, /s/ Thomas A. DeCapo Thomas A. DeCapo

cc: George Ching

January 21, 2015

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock MuniYield Pennsylvania Quality Fund (the “Fund”)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the Combined Proxy Statement/Prospectus on Form N-14 filed on December 11, 2014 (Nos. 333-200862 and 811-07136) so that it may become effective by 9:00 a.m., Washington, D.C. time, on Thursday, January 22, 2015, or as soon thereafter as reasonably practicable.

Very truly yours,

BlackRock MuniYield Pennsylvania Quality Fund

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary